Exhibit 99.1

Golden Star Extends Wassa Underground Deposit a Further 200 Metres to the South

Step out results include 64.3 m grading 7.4 g/t Au and
49.7 m grading 5.5 g/t Au

TORONTO, Sept. 20, 2018 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that it has intersected significant gold mineralization 200 metres ("m") down plunge to the south of the Inferred Mineral Resource at the Wassa Underground Gold Mine ("Wassa Underground") in Ghana, demonstrating the extension of the deposit.

HIGHLIGHTS

  Assay results received for 8 new diamond drill ("DD") holes at Wassa Underground, comprising approximately 8,725 m of drilling from surface1
  These results are expected to increase Wassa's Inferred Mineral Resources
  Two of these holes were conducted on a step out fence on section 18700N, confirming that high grade gold mineralization extends approximately 200 m down plunge to the south of the deposit's Inferred Mineral Resources
  Significant intercepts were as follows2:
    64.3 m grading 7.4 grams per tonne ("g/t") of gold ("Au") from 577.0m and 49.7 m grading 5.5 g/t Au from 792.0 m in hole BS18DD391D1 (drilled depths from wedge)
    17.5 m grading 10.0 grams per tonne g/t Au from 1369.70 m in hole BS18DD391M
  Five of these holes tested other extensions of Wassa's Inferred Mineral Resource, confirming that the deposit extends approximately 95 m down dip and 200 m up plunge to the north of the existing Inferred Mineral Resource
  These latest results suggest that extents of the F Shoot zone have not been fully tested and the deposit remains open up and down plunge and dip
  Significant intercepts were as follows2:
    12.9 m grading 6.8 g/t Au from 298.0 m in hole BS18DD308D2
    66.8 m grading 5.2 g/t from 675.0 m in hole BS18DD388D2
    40.7 m grading 4.8 g/t from 766.0 m in also in hole BS18DD388D2

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"Earlier this year we announced that we had doubled Wassa's Inferred Mineral Resources to 5.2 million ounces of gold3 and these latest results demonstrate that the deposit is larger still.  The deposit remains open down plunge and up and down dip so we believe that significant further upside potential exists.  With the strategic investment from La Mancha, we plan to accelerate drilling so that we can gain a more thorough understanding of the magnitude of the deposit.  Our exploration team now has a robust understanding of the deposit's geology and these results continue to confirm the consistent nature of the gold mineralization.  Wassa Underground has already proven itself as a profitable operation and we look forward to releasing an updated Mineral Resource estimate in February 2019 to further demonstrate its larger scale, longer term potential."

Notes
1. The results of 7 of the 8 holes are detailed in this press release. The eighth hole was terminated early due to down hole drilling issues
2. All widths quoted in this press release are estimated true widths
3. 44.9 million tonnes at an average grade of 3.57 g/t Au for 5.2 million ounces of gold

WASSA UNDERGROUND DRILLING RESULTS

Wassa Underground: Isometric view looking East showing results of both step out and extension drilling programs(1) (CNW Group/Golden Star Resources Ltd.)

Notes
1. All widths quoted in this diagram are true widths
2. The estimated true width of this intercept has been updated based on the latest drilling results

Further sections showing the location of the drill holes are available at: http://www.gsr.com/operations/wassa/wassa-main

Latest drilling results1

Three holes were drilled on the 18700N 200 m step out drill fence and five holes were drilled to test other extensions of the F Shoot at depth from the 18900N, 19100N and 19300N drill fences.

18700N

Results from two holes on the 18700N 200 m step out drill fence  have been received to date, with one additional hole initiated but terminated early due to down hole drilling issues.  The two successful holes, BS18DD391M (a mother hole) and BS18DD391D1 (the first daughter hole), confirm that high grade gold mineralization extends over 200 m down plunge to the south of the existing Inferred Mineral Resources.  These results are expected to deliver an increase in Wassa's Inferred Mineral Resources and the next update is expected in February 2019.

Both of these holes intersected what has been interpreted to be two limbs of the folded F Shoot horizon.  The upper and lower fold limbs were intersected at approximately 1,000 and 1,300 m vertical depth from surface, respectively.  The two limbs were intersected in BS18DD391D1.

The gold mineralization observed in these latest two step out holes is similar to what is seen in areas of the Wassa Underground deposit that is currently being mined.  It is associated with quartz carbonate veins with pyrite and abundant free gold.  Some individual assays from 1 metre composite samples of these latest two drill holes reported very high grade results, exceeding an ounce of gold per tonne.

18900N

Two holes drilled from the 18900N drill fence were targeting the F Shoot zone at depth and the results from these holes are expected to increase Wassa's Inferred Mineral Resource estimate.

The first hole, BS18DD388D1, targeted an area approximately 85 m up dip of an intercept reported in September 2017.  It confirmed Golden Star's interpretation of the gold mineralization used in the April 2018 Inferred Mineral Resource update.3

The second hole, BS18DD388D2, intersected an upper and lower zone of gold mineralization both interpreted as F Shoot.  The upper zone confirmed widths and grades previously intersected in BS18DD388M (58.5 m grading 4.8 g/t Au from 1,007.0m)3, with intercepts including 14.7 m grading 4.4 g/t Au from 281.5m and 7.2 m grading 4.6 g/t Au from 317.5 m.

The lower zone of gold mineralization was wider than previously interpreted in the April 2018 Inferred Mineral Resource update3.  This hole tested the high grade zone intersected in BS17DD385D3 (94.0 m grading 4.4 g/t Au from 1,305.7 m) approximately 95 m down dip, with three significant zones being returned: 27.1m grading 4.7 g/t Au from 631.0m, 66.8 m grading 5.2 g/t Au from 675.0 m and 40.7m at 4.8 g/t Au from 766.0 m.

The updated correlation between BS18DD385D3 and the new hole BS18DD388D2 has resulted in a shallower projected dip of the gold mineralization in this area of the deposit, which in turn has increased the approximate true thickness of BS18DD385D3 from 94.0 m to 134.0 m.  This hole is expected to have a positive impact on the next Mineral Resource model update.

19100N

One hole was drilled on the 19100N drill fence, BS18DD390M (a mother hole).  It was targeting an area approximately 20 to 25 m down dip of a high grade intercept reported in July 2014 of 70.5 m grading 5.9 g/t Au from 742.4 m.4   This hole demonstrates the variability of gold distribution at Wassa, which was already a known variable of this deposit.

Another hole, BS18DD390D1 (a daughter hole), is planned to test F Shoot further at depth.

19300N

Two holes were drilled on the 19300N drill fence, BS18DD308D1 (the first daughter hole) and BS18DD308D2 (the second daughter hole).  The results of BS18DD308M (the mother hole) were reported in February 2018.5

No significant intercepts were received from the first daughter hole however the second daughter hole intersected what has been interpreted as the F Shoot.  Importantly, this demonstrates that the F Shoot extends 200 m up plunge to the north of Wassa's existing Inferred Mineral Resources.  The mineralized zone in this area is wider and higher grade than the intercept received in the up dip hole, suggesting that the F Shoot is widening at depth and remains open down dip.  Golden Star expects that additional drilling down dip will deliver an increase in Wassa's Inferred Mineral Resources.

Notes
1.	All widths quoted in this press release are estimated true widths
2.	See press release entitled, 'Golden Star extends high grade B Shoot zone through step out drilling at Wassa Underground Gold Mine', dated September 19, 2017
3.	See press release entitled, 'Golden Star Doubles Inferred Mineral Resources at Wassa Underground Gold Mine', dated April 12, 2018
4.	See press release entitled, 'Golden Star has continued exploration drilling success at Wassa', dated July 30, 2014
5.	See press release entitled, 'Golden Star reports further high grade drilling results from Wassa Underground', dated February 14, 2018

Significant intercepts

The full set of drilling results released today is listed in Appendix A, including the significant intercepts set out below.

Significant intercepts from Wassa Underground step out drilling and Inferred Mineral Resource extension drilling

HOLE ID	Azimuth (°)	Dip (°)	From (m)	To (m)	Drilled Width (m)	~True Width (m)	Grade (g/t Au)
BS18DD308D2 BS18DD308D2	79 56	-75.1 -73.5	298.0 706.0	319.0 735.0	21.0 29.0	12.9 18.4	6.8 6.3
BS18DD388D1 BS18DD388D1	99.1 102.6	-53.5 -51.5	570.7 733.0	579.9 742.0	9.2 9.0	8.8 8.7	7.2 7.3
BS18DD388D2 BS18DD388D2 BS18DD388D2 BS18DD388D2 BS18DD388D2 BS18DD388D2	83 82.4 78.6 67 63.7 63.2	-72.4 -72.5 -72.3 -70.8 -69.7 -69	281.5 317.5 412.2 631.0 675.0 766.0	300.5 326.8 422.8 660.0 746.0 809.0	19.0 9.3 10.6 29.0 71.0 43.0	14.7 7.2 8.2 27.1 66.8 40.7	4.4 4.6 8.7 4.7 5.2 4.8
BS18DD391M Including BS18DD391M BS18DD391M	88.3 84.5 84.3 85.8	-62 -57.9 -55.6 -55.5	1369.7 1372.7 1494 1516	1388 1382 1500 1521	18 9 6.2 5	17.5 8.9 6.2 5.0	10.0 18.7 5.9 10.9
BS18DD391D1 BS18DD391D1 Including Including Including BS18DD391D1 Including Including Including	85.5 85.6 85.7 86.4 85.1 81.6 81 81 81	-65.8 -65.2 -65 -64.6 -64.6 -64.7 -64 -64 -64	546 577 584 614.6 638 792 802 814 827	555 644 602 627 644 843.6 810 823 834	9 67 18 12.4 6 51.6 8 9 7	8.6 64.3 17.3 11.9 5.8 49.7 7.7 8.7 6.8	14.7 7.4 9.3 13.1 19.5 5.5 11.8 12.4 6.4

Wassa Underground's current drilling program and next steps

Currently two DD rigs are drilling on the 18700N drill pad.  These rigs are targeting areas 75 m above the mother hole reported today and 350 m below the first daughter hole.  A third DD rig has been mobilized to site and will conduct further drilling to test the extensions of the F Shoot zone at depth, within the vicinity of the current Inferred Mineral Resource.  One DD rig has also commenced drilling at the Father Brown satellite deposit and a second DD rig is expected to begin in the coming days.

Upon receipt of funds from the La Mancha transaction, the drilling of Wassa's Inferred Mineral Resources along the B and F Shoot trends is expected to be accelerated.  The drilling of the B Shoot will focus on converting Inferred Mineral Resources to higher confidence Indicated Mineral Resources.  Whilst drilling of the F Shoot will continue to target the expansion of Wassa's Inferred Mineral Resources to the north and south along the high grade plunge.

Work is underway on a Preliminary Economic Assessment ("PEA") for the southern portion of the Wassa deposit.  Golden Star had intended to release the PEA during the second half of 2018, but due to the latest positive drilling results received and the plans to accelerate drilling going forwards, the Company has decided to postpone it.  This will allow further drilling to be completed with the intention of gaining a more thorough understanding of the scale of the deposit and the opportunity it presents.

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 225,000-235,000 ounces at a cash operating cost per ounce of $790-830.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

APPENDIX A

Assay results from the Wassa Underground drilling from surface – step out drilling and extension drilling of Inferred Mineral Resource

HOLE ID	Azimuth (°)	Dip (°)	From (m)	To (m)	Drilled Width (m)	~True Width (m)	Grade Au (g/t)
BS18DD308D1 BS18DD308D1 BS18DD308D1 BS18DD308D1 BS18DD308D1 BS18DD308D1 BS18DD308D1	98.8 95.5 94.7 94 91.4 88.5 80.2	-62.6 -62.7 -63 -63.3 -64.6 -63.9 -63.2	77.0 224.0 247.0 268.6 385.0 446.0 639.5	79.0 231.0 251.0 269.8 388.0 449.0 643.6	2.0 7.0 4.0 1.2 3.0 3.0 4.1	1.5 5.4 3.1 0.9 2.2 2.3 3.1	3.7 1.8 1.7 5.4 2.0 1.9 2.0
BS18DD308D2 BS18DD308D2 BS18DD308D2 BS18DD308D2 BS18DD308D2 BS18DD308D2 BS18DD308D2	86.2 85.9 85.1 79 73.4 64 56	-73.9 -73.9 -74 -75.1 -74.6 -74.2 -73.5	121.0 167.0 205.5 298.0 472.0 583.0 706.0	125.0 170.0 216.5 319.0 481.0 585.0 735.0	4.0 3.0 11.0 21.0 9.0 2.0 29.0	2.5 1.9 6.9 12.9 5.6 1.3 18.4	1.3 2.4 2.8 6.8 2.2 2.9 6.3
BS18DD388D1 BS18DD388D1 BS18DD388D1 BS18DD388D1 BS18DD388D1 BS18DD388D1 BS18DD388D1 BS18DD388D1 BS18DD388D1	87.5 91 91.9 98.4 99.1 99.4 100.7 101.5 102.6	-60.8 -56.4 -55.9 -53.9 -53.5 -53.3 -52.2 -51.9 -51.5	240.0 386.0 398.0 559.0 570.7 587.0 674.0 692.7 733.0	243.0 389.0 401.2 562.0 579.9 593.0 677.0 695.7 742.0	3.0 3.0 3.2 3.0 9.2 6.0 3.0 3.0 9.0	2.7 2.8 3.0 2.9 8.8 5.7 2.9 2.9 8.7	3.4 3.0 4.2 3.3 7.2 4.1 13.3 6.4 7.3
BS18DD388D2 BS18DD388D2 BS18DD388D2 BS18DD388D2 BS18DD388D2 BS18DD388D2 BS18DD388D2 BS18DD388D2 BS18DD388D2 BS18DD388D2	83 83 82.4 81.4 78.6 78.6 66.8 67 63.7 63.2	-72.4 -72.3 -72.5 -72.5 -72.3 -72.3 -70.8 -70.8 -69.7 -69	281.5 307.5 317.5 338.3 401.4 412.2 602.8 631.0 675.0 766.0	300.5 313.5 326.8 343.8 405.0 422.8 617.6 660.0 746.0 809.0	19.0 6.0 9.3 5.5 3.6 10.6 14.8 29.0 71.0 43.0	14.7 4.6 7.2 4.2 2.8 8.2 13.8 27.1 66.8 40.7	4.4 2.1 4.6 4.9 5.0 8.7 2.9 4.7 5.2 4.8
BS18DD390M BS18DD390M BS18DD390M BS18DD390M BS18DD390M	107.4 106.3 106.8 106.1 106.1	-63.3 -63.3 -62.8 -62.2 -62.2	647.0 755.0 878.0 908.0 921.0	654.0 760.0 885.0 919.0 925.0	7.0 5.0 7.0 11.0 4.0	5.3 3.8 5.4 8.5 3.1	3.0 3.2 2.0 6.5 2.4
BS18DD391M BS18DD391M BS18DD391M BS18DD391M Including BS18DD391M BS18DD391M BS18DD391M	88.3 88.5 88.2 88.3 84.5 84.3 85.8 85.1	-63 -62.6 -62.2 -62 -57.9 -55.6 -55.5 -54.7	1109 1136.6 1147.6 1369.7 1372.7 1494 1516 1569.5	1114 1141 1152 1388 1382 1500 1521 1577	5.0 4 4 18 9 6.2 5 7	4.9 3.9 3.9 17.5 8.9 6.2 5.0 7.0	2.2 3.1 1.2 10.0 18.7 5.9 10.9 2.9
BS18DD391D1 BS18DD391D1 BS18DD391D1 Including Including Including BS18DD391D1 Including Including Including	81.2 85.5 85.6 85.7 86.4 85.1 81.6 81 81 81	-67.7 -65.8 -65.2 -65 -64.6 -64.6 -64.7 -64 -64 -64	495 546 577 584 614.6 638 792 802 814 827	517 555 644 602 627 644 843.6 810 823 834	22 9 67 18 12.4 6 51.6 8 9 7	20.8 8.6 64.3 17.3 11.9 5.8 49.7 7.7 8.7 6.8	2.7 14.7 7.4 9.3 13.1 19.5 5.5 11.8 12.4 6.4
BS18DD392M	No significant intersections

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Forward looking statements and information include but are not limited to, statements and information regarding: the potential of Wassa's Inferred Mineral Resources to increase through further drilling; the acceleration of step out drilling of the B Shoot and F Shoot upon receipt of the funds from La Mancha; upside potential on the size of the Wassa deposit; the timing for the release of the next Mineral Resource update; the conversion of Inferred Mineral Resources into Indicated Mineral Resources; the timing of commencement of work on the PEA and the Company's plans to accelerate drilling; and production guidance and cash operating cost guidance for 2018. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2017.  Additional and/or updated factors will be included in our annual information form for the year ended December 31, 2017 which is filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Technical Information

The technical contents of this press release have been reviewed, verified and approved by S. Mitchel Wasel, BSc Geology, a Qualified Person pursuant to National Instrument 43-101. Mr. Wasel is Vice President of Exploration for Golden Star and an active member and Registered Chartered Professional of the Australasian Institute of Mining and Metallurgy.

The results for Wassa Underground stated herein are based on the analysis of saw-split HQ/NQ diamond half core or a three kilogram single stage riffle split of a nominal 25 to 30 kg Reverse Circulation chip sample which has been sampled over nominal one meter intervals (adjusted where necessary for mineralized structures). Sample preparation and analyses have been carried out at SGS or Intertek Laboratories in Tarkwa, which are independent from Golden Star, using a 1,000 gram slurry of sample and tap water which is prepared and subjected to an accelerated cyanide leach (LEACHWELL). The sample is then rolled for twelve hours before being allowed to settle. An aliquot of solution is then taken, gold extracted into Di-iso Butyl Keytone (DiBK), and determined by flame Atomic Absorption Spectrophotometry (AAS). Detection Limit is 0.01 ppm.

All analytical work is subject to a systematic and rigorous Quality Assurance-Quality Control (QA-QC). At least 5% of samples are certified standards and the accuracy of the analysis is confirmed to be acceptable from comparison of the recommended and actual "standards" results. The remaining half core is stored on site for future inspection and detailed logging, to provide valuable information on mineralogy, structure, alteration patterns and the controls on gold mineralization.

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SOURCE Golden Star Resources Ltd.

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For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 20-SEP-18